
April 1, 2011

John L. Stauch
Executive Vice President and Chief Financial Officer
Pentair, Inc.
5500 Wayzata Boulevard, Suite 800
Golden Valley, MN 55416-1259

> **Re:** **Pentair, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 23, 2011**
> **File No. 000-04689**

Dear Mr. Stauch:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 11. Executive Compensation, page 78

1.   Please show us how you determined that your free cash flow was $236.2 million, as disclosed on page 21 of your definitive proxy statement. Please include in your response all calculations underlying that determination. Given the formula disclosed on page 20 of your proxy statement and numbers on pages 32 and 42 of your Form 10-K, it is unclear how you determined that the free cash flow performance target was exceeded.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Celia Soehner at (202) 551-3463 or Geoffrey Kruczek, Senior Attorney, at (202) 551-3641 with any questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (via facsimile):   Angela D. Lageson, Esq.
                        Senior Vice President, General Counsel and Secretary
                        Pentair, Inc.